                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of   OCTOBER                                         1999
                 ------------------------------------------------------

                             QUEBECOR PRINTING INC.
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                                            Form 40-F    X
         ----                                                   ----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                                 No    X
   -----                                -----

                                 Press Releases
                                       and
                        Consolidated Financial Statements
                                       of
                             QUEBECOR PRINTING INC.
                             Filed in this Form 6-K


Documents index

1.   Press Release dated October 22, 1999 (#18/99);

2. Consolidated Financial Statements for the three months period ended September 30, 1999.

                                  [LETTERHEAD]

October 22, 1999                                                           18/99

FOR IMMEDIATE RELEASE


                   QUEBECOR PRINTING'S THIRD QUARTER RESULTS -
       QUARTERLY REVENUES SURPASS THE $1 BILLION MARK FOR THE FIRST TIME -

MONTREAL - Quebecor Printing Inc. announced today third quarter earnings available to holders of equity shares of US $53 million, versus US $44 million for the same three months in 1998. Earnings per share increased 16% to US $0.44 from US $0.38 per share in 1998. The improved earnings reflect strong performance of the U.S. and Canadian operations, which was partially offset by weaker earnings in France. Revenues for the quarter surpassed the one-billion mark, reaching US $1,257 million, a 31% increase from US $957 million last year.

The 1999 results include five-weeks of results from World Color Press for the period beginning August 20, 1999 to the end of the quarter, with a minority interest equivalent to 49.6% of the outstanding common stock of World Color.

For the nine months of 1999, net income available to holders of equity shares rose to US $118 million or $1.00 per share, compared with US $98 million or US $0.85 per share in 1998. Free cash flow from operations was in excess of US $350 million, compared with a cash flow deficiency for the first nine months last year of US $30 million. Revenues increased 14% to US $3,112 million, from US $2,729 million for the nine-month period in 1998.

Included in the 1999 results are non-operating expenses equivalent to US $2.5 million or US $0.02 per share, partly stemming from costs associated with the shutdown of the printing plant located in San Jose, CA. Excluding non-operating expenses and the impact of divested businesses, net income for the third quarter was US $58 million or US $0.46 per share, compared with US $45 million or US $0.37 per share in 1998, a 24% increase on a per-share basis.

The increase in profitability for the quarter was due primarily to improved efficiency and productivity of recently retooled plants in the United States, an exceptional performance of the Canadian operations, achieved despite the divestiture of the cheque printing business, and the contribution of the World Color operations.

Charles G. Cavell, President and Chief Executive Officer said, "The third quarter marks the starting point from which we intend to deliver significant positive benefits from the integration of the World Color operations. Synergies realized in the month of September alone were in excess of US $2 million, or close to US $25 million annualized. Our objective is to realize annual cost savings in excess of US $50 million."

Operating margins continued to improve during the quarter. On a consolidated basis, the year-to-date operating margin increased to 8.2%, from 7.5% for the same nine months last year and above the 7.9% margin achieved for the entire year in 1998, which had the benefit of traditionally higher fourth quarter margins.

                                  [LETTERHEAD]

October 22, 1999                                                          18/99

FOR IMMEDIATE RELEASE


In France, operations were affected by increased industry capacity and a more competitive market, leading to lower volume and pricing pressures. Operations in Sweden were also affected by a lower volume of business. In South America, earnings for the quarter declined to a breakeven level as a result of a difficult operating environment. This environment included the impact of the recent currency devaluation in Brazil and Colombia's worst recession on record. Significant cost reduction measures were implemented in the Company's Chilean and Argentinian operations to compensate for the significant reduction in exports to Brazil and resulting intensified competition in their local markets. Operations in Peru continued to achieve a strong performance.

DEVELOPMENTS

On July 12, 1999, Quebecor Printing announced that it had entered into an agreement to acquire World Color Press, Inc., a leading commercial printer in the United States. The acquisition was structured as a cash tender offer followed by a merger for a total consideration of US $2.9 billion, including the assumption of debt. The acquisition, the largest in the history of the printing industry, makes Quebecor Printing the largest commercial printer in the world.

During the quarter, Quebecor Printing completed the acquisition of Oberndorfer Druckerei, a leading web offset printer in Austria with annual revenues of approximately US $66 million. An agreement in principle for this acquisition had been reached prior to the announcement of the World Color acquisition. The transaction structure was amended to enable the company to maximize free cash flow available to reduce indebtedness related to the World Color acquisition.

The closing of the sale of BA Banknote took place on October 20, 1999. Proceeds from this divestiture will be applied to the reduction of bank indebtedness. This divestiture emphasizes Quebecor Printing's continuing strategy to focus on core printing businesses and to generate free cash flow to reduce debt.

The Board of Directors declared a dividend of US $0.07 per share on the Multiple Voting Shares and Subordinate Voting Shares. The Board of Directors also declared a dividend of CDN $0.3125 per share on Series 2 Preferred Shares. The two dividends are payable on December 1, 1999 to shareholders of record at the close of business on November 10, 1999.

Quebecor Printing Inc. (NYSE: PRW; ME: IQI; TSE: IQI), a diversified global commercial printing company, is the largest commercial printer in the world. The Company is a market leader in most of its major product categories which include magazines, inserts and circulars, books, catalogs, specialty printing, related services, CD-ROM mastering and replicating, and directories. The Company has over 43,000 employees working in approximately 170 printing and related facilities in the United States, Canada, France, the United Kingdom, Spain, Germany, Sweden, Finland, Austria, Chile, Argentina, Peru, Colombia, Mexico and India.

                                  [LETTERHEAD]

October 22, 1999                                                          18/99

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION:

Christian M. Paupe                          Angela K. Olsen
Executive Vice President                    Director, Corporate Communications
(514) 954-0101                              (514) 877-5317
(800) 567-7070                              (800) 567-7070

QUEBECOR PRINTING INC.
THIRD QUARTER 1999
PERIODS ENDED SEPTEMBER 30
(In millions of US dollars, except per share data)


                                                                    3 M O N T H S                        9 M O N T H S

                                                           1999          1998       CHANGE      1999          1998           CHANGE
                                                         -----------------------------------  --------------------------------------
SEGMENTED INFORMATION
---------------------
REVENUES
United States                                              775,7         521,6      48,7%     1 704,4       1 503,8          13,3%
Canada                                                     224,4         216,5       3,7%       688,6         677,0           1,7%
Europe                                                     238,0         205,4      15,9%       660,3         501,3          31,7%
South America                                               19,6          13,4      45,7%        60,0          44,2          36,0%

OPERATING INCOME
United States                                               84,3          50,7      66,3%       144,7         109,9          31,7%
Canada                                                      22,5          16,8      34,3%        65,9          53,8          22,6%
Europe                                                      13,3          18,2     (27,3%)       37,6          36,1           4,3%
South America                                                0,1           0,7     (92,4%)        3,4           3,1           8,5%

OPERATING MARGIN
United States                                               10,9%          9,7%                   8,5%          7,3%
Canada                                                      10,0%          7,8%                   9,6%          7,9%
Europe                                                       5,6%          8,9%                   5,7%          7,2%
South America                                                0,3%          5,5%                   5,6%          7,0%

CONSOLIDATED RESULTS
--------------------
Revenues                                                 1 257,1         957,2      31,3%     3 112,0       2 729,2          14,0%
Operating income before depreciation & amortization        199,6         147,6      35,2%       459,0         379,7          20,9%
Operating income                                           120,2          85,5      40,6%       255,2         204,4          24,8%
Net Income                                                  55,7          46,5      19,7%       125,8         106,1          18,5%
Net Income available for holders of equity shares           53,1          44,0      20,7%       118,2          98,4          20,1%

INCOME AS% OF REVENUES
----------------------
Operating income before depreciation & amortization         15,9%         15,4%                  14,7%         13,9%
Operating income                                             9,6%          8,9%                   8,2%          7,5%

PER SHARE DATA ( $ US )
-----------------------
Cash flow from operations                                  $1,20         $1,09                  $2,95         $2,66
Net Income                                                 $0,44         $0,38                  $1,00         $0,85

PER SHARE DATA ( $ CDN ) *
--------------------------
Cash flow from operations                                  $1,80         $1,66                  $4,40         $3,92
Net Income                                                 $0,65         $0,57                  $1,48         $1,25

REVENUES BY PRODUCT SEGMENT (% )
--------------------------------
Magazines                                                   30,1%         29,6%                  30,4%         29,2%
Inserts and circulars                                       22,9%         20,4%                  21,7%         19,7%
Catalogs                                                    16,8%         16,1%                  15,4%         16,0%
Books                                                       13,2%         14,1%                  13,6%         13,9%
Specialty Printing and direct mailing                        8,5%         10,2%                   9,2%         10,4%
Directories                                                  4,1%          3,7%                   4,6%          4,5%
Related Services and  CDROM                                  3,7%          4,2%                   4,3%          4,4%
Others                                                       0,7%          1,7%                   0,8%          1,9%


* For reference only - subject to  fluctuations of the exchange rate.

QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS OF US DOLLARS)


----------------------------------------------------------------------------------------------------------
                                                  SEPTEMBER 30           December 31          September 30
                                                          1999                  1998                  1998
                                                   (UNAUDITED)             (audited)           (unaudited)
----------------------------------------------------------------------------------------------------------
ASSETS

Current assets :
   Cash                                             $    3,805            $      309            $    1,917
   Trade receivables                                   747,126               695,867               678,512
   Inventories                                         564,922               233,019               262,930
   Prepaid expenses                                     39,882                25,035                26,460
----------------------------------------------------------------------------------------------------------
                                                     1,355,735               954,230               969,819

Fixed assets                                         4,233,243             3,224,609             3,206,579
   less accumulated depreciation                     1,166,802             1,013,645               987,460
----------------------------------------------------------------------------------------------------------
                                                     3,066,441             2,210,964             2,219,119

Goodwill                                             1,923,622               595,724               597,742

Other assets                                           140,044                81,198                71,017
----------------------------------------------------------------------------------------------------------
                                                    $6,485,842            $3,842,116            $3,857,697
----------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities :
   Bank indebtedness                                $    4,397            $   15,607            $   16,196
   Trade payables and accrued liabilities              993,827               601,244               561,796
   Income and other taxes                               21,435                42,207                25,412
   Current portion of long-term debt                    40,628                51,066                43,813
----------------------------------------------------------------------------------------------------------
                                                     1,060,287               710,124               647,217

Long-term debt                                       2,683,814             1,140,941             1,254,126

Other liabilities                                      195,879               127,859               123,602

Deferred income taxes                                  276,982               223,085               233,037

Convertible debentures                                 204,727                58,193                62,591

Non-controlling interest                               275,048                17,410                16,363

Shareholders' equity :
   Capital stock                                     1,061,994               898,138               897,656
   Contributed surplus                                  88,737                88,737                88,737
   Retained earnings                                   718,463               629,596               585,531
   Translation adjustment                              (80,089)              (51,967)              (51,163)
----------------------------------------------------------------------------------------------------------
                                                     1,789,105             1,564,504             1,520,761
----------------------------------------------------------------------------------------------------------

                                                    $6,485,842            $3,842,116            $3,857,697
----------------------------------------------------------------------------------------------------------


                                                                    Page 7 of 10


QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(IN THOUSANDS OF US DOLLARS, EXCEPT FOR EARNINGS PER SHARE AMOUNTS)


----------------------------------------------------------------------------------------------------------------
                                                 Three months ended                      Nine months ended
                                                    September 30,                          September 30,
                                             1999                 1998               1999                1998
                                                    (Unaudited)                             (Unaudited)
----------------------------------------------------------------------------------------------------------------
REVENUES                                  $1,257,143            $957,174          $3,111,981          $2,729,224
----------------------------------------------------------------------------------------------------------------

Operating expenses :

Operating costs                            1,057,537             809,546           2,652,995           2,349,502
Depreciation and amortization                 79,373              62,137             203,832             175,290
----------------------------------------------------------------------------------------------------------------

                                           1,136,910             871,683           2,856,827           2,524,792
----------------------------------------------------------------------------------------------------------------

OPERATING INCOME                             120,233              85,491             255,154             204,432

Financial expenses                            27,574              16,063              61,247              46,475
----------------------------------------------------------------------------------------------------------------

                                              92,659              69,428             193,907             157,957

Income taxes                                  27,797              21,871              58,171              49,757
----------------------------------------------------------------------------------------------------------------

                                              64,862              47,557             135,736             108,200

Non-controlling interest                       9,212               1,072               9,973               2,078
----------------------------------------------------------------------------------------------------------------

NET INCOME                                    55,650              46,485             125,763             106,122

Net income available for holders
of preferred shares                            2,523               2,481               7,544               7,702
----------------------------------------------------------------------------------------------------------------

NET INCOME AVAILABLE FOR HOLDERS
OF EQUITY SHARES                          $   53,127            $ 44,004          $  118,219          $   98,420
----------------------------------------------------------------------------------------------------------------


EARNINGS PER SHARE                        $     0.44            $   0.38          $     1.00          $     0.85
----------------------------------------------------------------------------------------------------------------


AVERAGE NUMBER OF EQUITY SHARES
   OUTSTANDING (IN THOUSANDS)                122,538             115,736             118,680             115,678
----------------------------------------------------------------------------------------------------------------


QUEBECOR PRINTING INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS OF US DOLLARS)


--------------------------------------------------------------------------------------
                                                             Nine months ended
                                                               September 30,
                                                          1999                1998
                                                                (Unaudited)
--------------------------------------------------------------------------------------
Cash flows provided by (used for):

OPERATIONS:

Net income                                              $ 125,763           $ 106,122
Non-cash items in income :
   Depreciation and amortization                          203,832             175,290
   Deferred income taxes                                   25,046              30,903
   Non-controlling interest                                 9,973               2,078
   Other                                                   (6,477)              1,428
--------------------------------------------------------------------------------------
                                                          358,137             315,821

Changes in non-cash operating working capital              91,831             (83,583)
--------------------------------------------------------------------------------------

                                                          449,968             232,238
--------------------------------------------------------------------------------------

FINANCING:

Net proceeds from issuance of capital stock               159,498               1,655
Net increase of long-term debt                            304,433             285,997
Decrease in bank indebtedness                             (11,210)             (2,788)
Dividends on equity shares                                (24,917)            (20,828)
Dividends paid to preferred shareholders                   (7,615)             (8,277)
Dividends paid to non-controlling shareholders               (713)             (1,467)
Translation adjusment                                       8,335              (1,558)
--------------------------------------------------------------------------------------

                                                          427,811             252,734
--------------------------------------------------------------------------------------

INVESTMENTS:

Business acquisitions, net of cash position              (785,781)           (242,645)
Additions to fixed assets                                (112,159)           (255,397)
Proceeds from disposal of assets                           27,298               1,779
Increase in other assets                                   (6,870)             (3,628)
Other                                                       3,173              16,536
--------------------------------------------------------------------------------------

                                                         (874,339)           (483,355)
--------------------------------------------------------------------------------------

Effect of exchange rate variations on cash                     56                 (80)
--------------------------------------------------------------------------------------

INCREASE IN CASH                                            3,496               1,537

Cash at beginning                                             309                 380
--------------------------------------------------------------------------------------

CASH AT END                                             $   3,805           $   1,917
--------------------------------------------------------------------------------------


                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                            QUEBECOR PRINTING INC.



                            By:    (s)  CLAUDINE TREMBLAY
                                  -----------------------------
                            Name:       Claudine Tremblay
                            Title:      Assistant Secretary



Date: OCTOBER 22, 1999